                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 5)*




                            Applied Innovation Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  037916 10 3
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on the following page(s)

                               Page 1 of 6 pages

                                  SCHEDULE 13G

 CUSIP NO. 037916 10 3                                                                 PAGE 2 OF 6 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |                                       Gerard B. Moersdorf, Jr.                                    |
|     |                                       ###-##-####                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                                       United States of America                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     5,558,188                                                   |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |       183,000                                                   |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     5,558,188                                                   |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |       183,000                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                       5,741,188                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |          Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of               ----- |
|     |          811,716 shares held by his spouse.                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                       36.4%                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                       IN                                                          |
-----------------------------------------------------------------------------------------------------------

                               Page 2 of 6 pages

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 5)

ITEM 1 (A).  NAME OF ISSUER:

                    Applied Innovation Inc.
-----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    Applied Innovation Inc.
                    5800 Innovation Drive
                    Dublin, Ohio 43016
-----------------------------------------------------------------------------


ITEM 2 (A).  NAMES OF PERSON FILING:

                    (i)       Gerard B. Moersdorf, Jr.

                    (ii)      Linda S. Moersdorf

ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    (i)       Gerard B. Moersdorf, Jr.
                              Applied Innovation Inc.
                              5800 Innovation Drive
                              Dublin, Ohio 43016

                    (ii)      Linda S. Moersdorf
                              6976 Constitution Place
                              Worthington, Ohio 43085


ITEM 2 (C).  PLACE OF ORGANIZATION:

                    Gerard B. Moersdorf, Jr. is a citizen of the United States of America, and Linda S. Moersdorf is a citizen of the United Kingdom.
-----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

                    Common Stock, $.01 par value
-----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

                    037916 10 3
-----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                     13D - 2 (B), INDICATE TYPE OF PERSON FILING:


                    Item 3 is not applicable
-----------------------------------------------------------------------------

                               Page 4 of 6 pages

ITEM 4.  OWNERSHIP:

          (a)  Amount of beneficially owned:                                    Shares

                    (i)       Gerard B. Moersdorf, Jr.:                         5,741,188

                              Gerard B. Moersdorf, Jr. expressly disclaims beneficial
                              ownership of 793,716 shares held directly by his spouse,
                              Linda S. Moersdorf, and 18,000 shares subject to stock
                              options held by his spouse, Linda S. Moersdorf

                    (ii)      Linda S. Moersdorf:                                 994,716

                              Linda S. Moersdorf expressly disclaims beneficial ownership of 5,558,188 shares held directly by her spouse, Gerard
                              B. Moersdorf, Jr.

          (b)  Percent of class:                                                   %

                    (i)       Gerard B. Moersdorf, Jr.:                          36.4%

                    (ii)      Linda S. Moersdorf:                                 6.3%


          (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote                Shares

                         (A)       Gerard B. Moersdorf, Jr.:                    5,558,188 shares

                         (B)       Linda S. Moersdorf:                            811,716 shares

                    (ii) Shared power to vote or to direct the vote

                         (A)       Gerard B. Moersdorf, Jr.:                      183,000 shares

                         (B)       Linda S. Moersdorf:                            183,000 shares

                    (iii) Sole power to dispose or to direct the disposition of

                         (A)       Gerard B. Moersdorf, Jr.:                    5,558,188 shares

                         (B)       Linda S. Moersdorf:                            811,716 shares

                    (iv) Shared power to dispose or to direct the disposition of

                         (A)       Gerard B. Moersdorf, Jr.:                      183,000 shares

                         (B)       Linda S. Moersdorf:                            183,000 shares


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Item 5 is not applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Item 6 is not applicable


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Item 7 is not applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Item 8 is not applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Item 9 is not applicable


                               Page 5 of 6 pages

ITEM 10.  CERTIFICATION

          Item 10 is not applicable


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998                      /s/ Gerard B. Moersdorf, Jr.
                                             ---------------------------------
                                             Gerard B. Moersdorf, Jr.


Date: February 10, 1998                      /s/ Linda S. Moersdorf
                                             ---------------------------------
                                             Linda S. Moersdorf


                               Page 6 of 6 pages